AGREEMENT ADDENDUM

This Agreement Addendum ("Addendum") is entered into as of June 19, 2014, between LoCorr Fund Management, LLC (the "Adviser"), and Graham Capital Management, L.P (the "Sub-Adviser").

WHEREAS, the Adviser acts as an investment adviser to LoCorr Market Trend Fund (the "Fund"), a series of shares of beneficial interest of the LoCorr Investment Trust, an Ohio business trust (the "Trust");

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS,  the Adviser  and the Sub-Adviser  have entered  into a LoCorr Investment Trust Sub-Advisory  Agreement,  dated as of June 19 , 2014 ("Sub-Advisory  Agreement")  and wish to provide further clarification  with respect to the varying levels of advisor  fees that the Adviser shall pay the Sub-Adviser as set forth therein;

NOW THEREFORE,  the parties have agreed as follows:

I.
As provided by Section 7 of the Sub-Advisory Agreement, the Adviser will pay to the Sub Adviser as full compensation therefor a monthly fee at an annual rate of up to 1.10% of the average daily net asset value of the Sub-Advised Assets' trading size, depending on the relationship of the Sub-Adviser to any Fund investor and the contribution by the Sub-Adviser to any Fund investor's due diligence.   As set forth in the Sub-Advisory Agreement, the trading size of the Sub-Advised Assets shall equal the NAV of the Fund.

2.
The following provisions shall clarify the specific rates applicable to the different relationship the Sub-Adviser shall have to any Fund investor and the varying contribution the Sub-Advisor may make to any Fund investor's due diligence.

3.
Pre-Existing   Clients  of  the  Sub-Adviser: For  all  Fund  assets  invested  by  pre-existing investors of the Sub-Adviser to whom LoCorr does not independently have a relationship, the Adviser will pay to the Sub-Adviser a monthly fee at an annual rate of 1.10% of the average daily net asset value of such Fund assets. (With respect to any Fund investment by the Sub Adviser or any affiliate of the Sub-Adviser, the Adviser will also pay to the Sub-Adviser a monthly fee at an annual rate of 1.10% of the average daily net asset value of such Fund investment and hereby agrees to rebate monthly to the Sub-Adviser the remainder of the Fund Management Fee charged thereto.)  The Adviser and Sub-Adviser will mutually agree upon the Pre-Existing Clients that will be included in this fee calculation.

4.
Discretionary Model Relationships: When an approved selling agent of the Fund allocates assets utilizing their internally developed discretionary asset allocation model platform in which the LoCorr Market Trend Fund is one of the default managers within the model , e.g. UBS Liquid  Alternative  Strategy  Model , RBC Alternative Investment  Portfolio, Raymond James  Freedom, etc., the Adviser  will pay to the Sub-Adviser, who shall  typically be involved with the initial and on-going due diligence, a monthly fee at an annual rate of 0.95% of the average daily net assets of the Fund investments attributable to such relationships.

5.
Financial  Advisor/Intermediary   Relationships:  When a Fund approved selling agent allocates  assets on a direct  basis to the LoCorr Market Trend  Fund whereby the Financial Advisor/intermediary of such selling agent made an independent decision to allocate to the LoCorr Market Trend Fund the Adviser will pay the Sub-Adviser,  who" shall typically have limited involvement with the initial and on-going due diligence of such Financial Advisor/intermediary, a  monthly  fee at an annual  rate of 0.60%  of the average  daily net assets of the Fund investments attributable to such relationships.

6.
The  Advisor  shall  provide  a report  to  the Sub-Advisor  no less  frequently  than  monthly, detailing all new Fund subscriptions.  In response thereto, both parties shall promptly consult in good faith  and commercial  reasonableness  to  determine  the correct  classification  with respect to the preceding paragraphs for such new Fund assets.

7.	In any inconsistency between the Sub-Advisory Agreement and this Addendum, the sub Advisory Agreement shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement Addendum to be executed by their officers designated below as of the date and year first above written.

ADVISER	SUB-ADVISER

LoCorr Fund Management, LLC	Graham Capital Management, L.P.

By: /s/Jon C. Essen	By: /s/ Paul Sedlack
Name: Jon C. Essen	Name: Paul Sedlack
Title: COO	Title: COO